UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 23, 2026

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: Empresa Distribuidora y Comercializadora Norte S.A

Material fact

Call for General Ordinary Shareholders´ Meeting

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A) (“Edenor” and/ or the “Company) in compliance with the applicable regulations, in order to inform that the Board of Directors of the Company resolved at its meeting held today to call an Ordinary General Shareholders’ Meeting to be held on July 27, 2026, at 10:00 a.m. on first call, and at 11:00 a.m. on second call.

The meeting will be held remotely through Microsoft Teams, from the Company’s registered office located at Avenida del Libertador 6363, Ciudad Autonoma de Buenos Aires.

Yours faithfully.

Lucila Ramallo

Market Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: June 23, 2026